SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

               Report by Issuer of Securities Quoted on NASDAQ Inter-Dealer Quotation System Filed Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rules 13a-17 and 15d-17 Thereunder.

                      MEDICAL INDUSTRIES OF AMERICA, INC.
                 (Exact Name of Issuer as Specified in Charter)

        1903 S. Congress Avenue, Suite 400, Boynton Beach, Florida 33426
                    (Address of Principal Executive Offices)

                                  561-737-2227
                (Issuer's Telephone Number, Including Area Code)


I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of security:   Common Stock, no par value

2.   Number of shares outstanding before the change:  28,923,743

3.   Number of shares outstanding after the change:    1,446,187

4.   Effective date of change:  November 1, 1996

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

Give brief description of transaction

Reverse Stock Split - Done @ 1 for 20

II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Heart Labs of America, Inc.
2.   Name after change:   Medical Industries of America, Inc.
3.   Effective date of charter amendment changing name: October 21, 1996
4.   Date of shareholder approval of change (if required):  September 24, 1996

 November 11, 1996
      Date                                            DAWN DRELLA, CFO